SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  PAXAR CORPORATION
                                   (Name of Issuer)

                           COMMON STOCK, $0.10 PAR VALUE
                            (Title of Class of Securities)

                                     704227107000
                                    (CUSIP Number)

                                   THOMAS W. SMITH
                                 323 RAILROAD AVENUE
                                 GREENWICH, CT 06830
                                     203-661-1200
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)

                                   MARCH 20, 1996
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following  box  if  a  fee is  being  paid  with  this statement [ ].
(A  fee is  not required  only if  the reporting person:     (1)  has  a
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 704227107000                                  Page 2 of 10 Pages


           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               THOMAS W. SMITH

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds
               00 (Funds of Managed Accounts), PF


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E): [ ]



           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power:  187,900
Shares Beneficially
    Owned by                   8.  Shared Voting Power: 1,864,450
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 187,900

                              10.  Shared Dispositive Power: 1,864,450



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               2,052,350      1,864,450

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [   ]


          13.  Percent of Class Represented by Amount in Row (11)

               9.3%

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

CUSIP No.: 704227107000                                  Page 3 of 10 Pages


           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               THOMAS N. TRYFOROS

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds (see Instructions):
               00 (Funds of Managed Accounts)


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E): [ ]



           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power:  0
Shares Beneficially
    Owned by                   8.  Shared Voting Power: 1,864,450
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 0

                              10.  Shared Dispositive Power: 1,864,450



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               1,864,450

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [   ]


          13.  Percent of Class Represented by Amount in Row (11)

               8.4%

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION




                                                         Page 4 of 10 Pages

                  Items 3, 4, 5 and 7 are hereby amended as set forth below.

Item 3.           Source and Amount of Funds or Other Consideration.
                  [Items 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  An aggregate of $25,704,788 of the funds of the Managed Accounts (as hereinafter defined) and $1,527,862.00 of the personal fund of Mr. Smith was used to purchase the shares reported herein.

Item 4.           Purpose of Transaction.

                  [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  As set forth in Item 5, Mr. Smith beneficially owns 1,952,350 shares of Common Stock in his capacity as investment manager for certain managed accounts (the
"Managed Accounts"), and Mr. Tryforos beneficially owns 1,864,450 shares in his capacity as investment manager for four of the Managed Accounts. In addition, Mr. Smith owns 100,000 shares of Common Stock for his own account. The
Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), certain family members and trusts for the benefit of certain family members of Mr. Smith, and a private charitable foundation established by Mr. Smith. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts'
Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. Smith has acquired his Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  [Items 5(a), (b) and (c) are hereby amended so that, as amended, they shall shall read in their entirety as follows:]

                  (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1995 that 22,144,432 shares of Common Stock were outstanding as of September 30, 1995) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr.
Smith -- 2,052,350 shares (9.3%); Mr. Tryforos -- 1,864,450
shares (8.4%).  All of such shares are held in the Managed
Accounts, except for the Personal Shares.

                  (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 187,900 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,864,450 shares of Common Stock.

                  (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 267,800 shares of Common Stock on behalf of the Managed Accounts as follows:

                 Number of
 Date of           Shares       Price Per
Purchase         Purchased        Share
--------         ---------      ---------


3/20/96          70,000           15.7500

3/15/96          25,000           15.7930

3/14/96          10,000           15.4650

3/13/96          25,000           14.7500

3/12/96          10,000           15.0000

3/11/96          10,000           14.9662

3/8/96           10,000           15.2500

3/5/96           10,000           15.1475

2/27/96          10,000           13.0000

2/22/96          12,000           13.2500

2/22/96          15,100           13.0000

2/13/96           5,000           13.3750

2/12/96          10,000           13.3140

2/8/96            8,400           13.6680

2/7/96            1,600           13.2600

2/6/96            5,000           13.1250

2/2/96           10,000           13.0000

1/16/96           5,000           13.7500

1/16/96           5,000           13.6250

1/15/96             550           13.7500

1/15/96              50           13.6250

12/22/95            100           13.6250

12/22/95         10,000           13.7000



         All of the shares of Common Stock were purchased in open market transactions on the New York Stock Exchange except for the 70,000 shares of March 20, 1996 which were purchased in a private transaction.



Item 7.           Material to be Filed as Exhibits.

                  [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  1. Agreement relating to the joint filing of Statement on Schedule 13D dated December 7, 1995 as required by Rule 13d-1(f).

                  2. Agreement relating to the joint filing of Amendment No. 1 to Schedule 13D dated March 26, 1996, as required by Rule 13d-1(f).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 1996

                                                         /s/ Thomas W. Smith
                                                              Thomas W. Smith


                                                        /s/ Thomas N. Tryforos
                                                              Thomas N. Tryforos

                                               Exhibit Index



                                                        Sequentially
Document                                                Numbered Page


1.       Agreement relating to the joint filing             *
         of Statement on Schedule 13D dated
         December 7, 1995 as required by Rule
         13d-1(f).

2.       Agreement relating to the joint filing            10
         of Amendment No. 1 to Schedule 13D dated
         March 26, 1996 as required by Rule 13d-
         1(f).


* Previously filed.